UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42832

Klarna Group plc
(Translation of Registrant’s Name into English)

10 York Road
London SE1 7ND
United Kingdom
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On November 18, 2025, Klarna Group plc (the “Company”) issued an Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2025, which is furnished herewith as Exhibit 99.1, and made available an updated investor presentation, which is furnished herewith as Exhibit 99.2.

This Report on Form 6-K (other than Exhibit 99.2 hereto), including Exhibits 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration No. 333-290150) of Klarna Group plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS
The following exhibits are attached:

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2025

99.2	Updated Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLARNA GROUP PLC

Date: November 18, 2025	By:	/s/ Niclas Neglen
Name: Niclas Neglen Title: Chief Finance Officer